

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

<u>Via E-mail</u>
James M. Askew
Chief Executive and Chief Financial Officer
Texas South Energy, Inc.
3 Riverway, Suite 800
Houston, Texas 77056

      Re: **Texas South Energy, Inc.**
              Form 10-K for the Fiscal Year Ended October 31, 2013
              Filed February 13, 2014
              Form 10-K/A for the Fiscal Year Ended October 31, 2013
              Filed April 24, 2014
              File No. 333-171064

Dear Mr. Askew:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Linda Cvrkel

                              Linda Cvrkel
                              Branch Chief